Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

IMV Inc. (“IMV” or the “Corporation”)
130 Eileen Stubbs Avenue, Suite 19,
Dartmouth, Nova Scotia
B3B 2C4

Item 2:	Date of Material Change

September 15, 2022.

Item 3:	News Release

On September 15, 2022, IMV issued a news release through the services of Business Wire with respect to the material change described below.

Item 4:	Summary of Material Change

On September 15, 2022, IMV announced a strategic reorganization together with the appointment of Dr. Saman Maleki to the Corporation’s Board of Directors and promotion of Brittany Davison to Chief Accounting Officer.

Item 5:	Full Description of Material Change

Item 5.1:	Full Description of Material Change

On September 15, 2022, IMV announced a strategic reorganization together with the appointment of Dr. Saman Maleki to the Corporation’s Board of Directors and promotion of Brittany Davison to Chief Accounting Officer.

The Corporation reinforces focus on its ground-breaking DPX platform and the clinical advancement of its lead DPX asset, Maveropepimut-S (MVP-S)

IMV is implementing a plan to reduce its workforce by approximately one third, focusing its resources on ongoing MVP-S clinical programs in immuno-oncology (IO), most notably the Phase 2B trials VITALIZE (in relapsed/ refractory DLBCL) and AVALON (in advanced, metastatic ovarian cancer). Moreover, IMV continues to invest in its DPX platform and to leverage this novel technology to drive key strategic partnerships.

This restructuring initiative enables IMV to focus its resources on key near-term value drivers while reducing cash burn and future cash needs.

Appointment of Dr. Saman Maleki to Board of Directors

Dr. Saman Maleki has been appointed to join IMV’s Board of Directors. Dr. Maleki is an Assistant Professor of Oncology, Pathology & Laboratory Medicine, and Medical Biophysics at Western University and a seasoned international expert in the field of immuno-oncology. Dr. Maleki regularly collaborates with biotech companies in the immuno-oncology space and has helped advance oncology and immuno-oncology drug candidates from pre-clinical to phase I clinical trials. Dr. Maleki’s research is focused on disciplines that are synergistic with IMV’s research, such as understanding how to sensitize hard-to-treat cancers to immunotherapy, and his guidance is expected to help support clinical pipeline development and prioritization. Dr. Maleki will be replacing Brittany Davison on the Board of Directors.

Promotion of Brittany Davison to Chief Accounting Officer

Brittany Davison will be promoted to Chief Accounting Officer from her current role as Senior Vice President, Finance. Brittany has been instrumental to IMV’s financial and operational leadership since joining the Corporation in 2014, taking over full financial reporting responsibility since the departure of Pierre Labbé, the former CFO.

Item 5.2:	Forward-Looking Statements

This material change report contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In this material change report, such forward-looking statements include, but are not limited to, statements regarding the potential impact of the VITALIZE and AVALON studies and the anticipated date data from such study is available, the Corporation’s ability to advance its development strategy, the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates, as well as the benefits of the strategic reorganization. IMV assumes no responsibility to update forward-looking statements in this material change report except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, those related to the Corporation’s expected timeline associated with its cash runway; the Corporation’s priorities with MVP-S and its DPX delivery platform, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Brittany Davison, Chief Accounting Officer of IMV at (902) 492-1819.

Item 9:	Date of Report

September 16, 2022.